Exhibit 11

BNP U.S. FUNDING L.L.C.

COMPUTATION OF NET GAIN PER COMMON SECURITY

(in thousands, except per share data)

For the Year Ended December 31, 2005
Net income	$ 47,494
Less: preferred securities dividend requirement	38,690
Net gain applicable to common securities	$ 8,804

Securities:
Weighted average number of common securities outstanding	53,011
Net gain per common security	$ 166.08